Exhibit 99.1

OIO Group Completes De Tomaso Business Combination, Establishing New Control and Strategic Platform for Growth

SINGAPORE, April 23, 2026 (GLOBE NEWSWIRE) — OIO Group (NASDAQ: OIO) (“OIO” or the “Company”) today announced the completion of its previously announced business combination with De Tomaso Automobili Holdings Limited (“De Tomaso”), resulting in a change of control of the Company.

This milestone represents a transformational step for OIO as it advances its strategy to build a portfolio of distinctive, high-value operating businesses anchored in brand heritage, engineering excellence, and long-term value creation.

As a result of the closing of the transaction, De Tomaso’s founder, Norman Choi, becomes the controlling shareholder of OIO Group, positioning the Company under leadership with deep expertise in luxury performance automotive, brand development, and global market expansion. Mr. Choi is expected to assume the roles of Chief Executive Officer and Chairman following completion of customary post-closing corporate actions.

A Platform for High-Value Growth

The combination brings together:

●	De Tomaso’s globally recognized luxury automotive brand and engineering pedigree, and

●	OIO’s Nasdaq-listed platform designed to scale differentiated operating businesses.

With this foundation, OIO is now positioned to expand into premium, engineering-led sectors, leveraging brand equity, disciplined execution, and strategic capital deployment.

The Company believes the transaction significantly enhances its strategic optionality, enabling it to pursue value-accretive opportunities across high-margin, brand-driven industries.

Reverse Stock Split

In connection with the closing of the transaction, the Company confirms that a 1-for-3 reverse stock split of its ordinary shares will take effect with the commencement of trading on April 24, 2026, aligning its capital structure with Nasdaq listing requirements, following the completion of the business combination.

Further details regarding the transaction and reverse stock split have been disclosed in a Form 6-K filed with the U.S. Securities and Exchange Commission.

About OIO Group

OIO Group (NASDAQ: OIO), formerly known as ESGL Holdings Limited, is a Singapore-based public company focused on building and supporting distinctive operating businesses with strong heritage, engineering capability, and long-term growth potential. The Company currently operates through its subsidiary, Environmental Solutions (Asia) Pte. Ltd., and is advancing a broader portfolio strategy centered on businesses where brand strength, engineering excellence, and disciplined value creation intersect. Following the completion of the business combination, OIO will continue to evolve as a platform focused on developing and supporting distinctive operating businesses across complementary sectors.

For more information, including the Company’s filings with the U.S. Securities and Exchange Commission, please visit https://oiogroup.co.

Forward-Looking Statements

Certain statements in this press release may be considered to contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project,” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the current beliefs, expectations, and assumptions of management of OIO Group. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

A further list and description of risks and uncertainties can be found in documents filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company and in other documents that the Company may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by the Company in this press release is based only on information currently available and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

Investor Relations Contact

OIO Group Investor Relations Department

Email: ir@oiogroup.co

Phone: +65 6653 2299